Exhibit 99.8

IFRS INR Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Consolidated Financial Statements

Opinion

We have audited the accompanying interim consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Consolidated Balance Sheet as at March 31, 2024, the Consolidated Statement of Comprehensive Income for the three months and year ended on that date, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the “Interim Consolidated Financial Statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Interim Consolidated Financial Statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at March 31, 2024, its consolidated profit and its consolidated total comprehensive income for the three months and year ended on that date, its consolidated changes in equity and its consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the Interim Consolidated Financial Statements in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI, and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Interim Consolidated Financial Statements.

Emphasis of Matter

As described in note 2.6.2 to the Interim Consolidated Financial Statements, certain costs relating to possible damages or claims relating to a cybersecurity incident in a subsidiary are indeterminable as at the date of this report because of reasons stated in the note. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition	Principal Audit Procedures Performed included the following:

The Group’s contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or service before it is transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.5 and 2.16 to the Consolidated Financial Statements.

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•         We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•          We selected a sample of contracts with customers and performed the following procedures:

–      Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–      Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method

2	Revenue recognition - Fixed price contracts using the percentage of completion method	Principal Audit Procedures Performed included the following:

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.5 and 2.16 to the Consolidated Financial Statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•         We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•         We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–      Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–      Compared efforts or costs incurred with Group’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

–      Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Responsibilities of Management and Those Charged with Governance for the Interim Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these Interim Consolidated Financial Statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Boards of Directors/Trustees of the entities included in the Group are responsible for maintenance of the adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the Interim Consolidated Financial Statements by the Directors of the Company, as aforesaid.

In preparing the Interim Consolidated Financial Statements, the respective Boards of Directors/Trustees of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors/Trustees of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the Interim Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Interim Consolidated Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Interim Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Interim Consolidated Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Interim Consolidated Financial Statements, including the disclosures, and whether the Interim Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Interim Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the Interim Consolidated Financial Statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the Interim Consolidated Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Interim Consolidated Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Interim Consolidated Financial Statements.

We communicate with those charged with governance of the Company and such other entities included in the Interim Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Place: Bengaluru Date: April 18, 2024	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 24039826BKCODJ2914

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months and year ended March 31, 2024

Index
Consolidated Balance Sheet
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and Notes to the Interim Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgements
1.6 Recent accounting pronouncements
2. Notes to the Interim Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions and other contingencies
2.7 Property, plant and equipment
2.8 Leases
2.9 Goodwill and Intangible Assets
2.10 Business combinations
2.11 Employees' Stock Option Plans (ESOP
2.12 Income Taxes
2.13 Reconciliation of basic and diluted shares used in computing earnings per equity share
2.14 Related party transactions
2.15 Segment reporting
2.16 Revenue from Operations
2.17 Unbilled Revenue
2.18 Equity
2.19 Expenses by nature
2.20 Employee benefits
2.21 Other Income

Infosys Limited and subsidiaries

(In crore except equity share data)

Consolidated Balance Sheet as at	Note	March 31, 2024	March 31, 2023
ASSETS
Current assets
Cash and cash equivalents	2.1	14,786	12,173
Current investments	2.2	12,915	6,909
Trade receivables		30,193	25,424
Unbilled revenue	2.17	12,768	15,289
Prepayments and other current assets	2.4	12,289	10,979
Income tax assets	2.12	6,397	6
Derivative financial instruments	2.3	84	101
Total current assets		89,432	70,881
Non-current assets
Property, plant and equipment	2.7	12,818	13,793
Right-of-use assets	2.8	6,552	6,882
Goodwill	2.9	7,303	7,248
Intangible assets		1,397	1,749
Non-current investments	2.2	11,708	12,569
Unbilled revenue	2.17	1,780	1,449
Deferred income tax assets	2.12	454	1,245
Income tax assets	2.12	3,045	6,453
Other non-current assets	2.4	3,325	3,547
Total non-current assets		48,382	54,935
Total assets		137,814	125,816
LIABILITIES AND EQUITY
Current liabilities
Trade payables		3,956	3,865
Lease liabilities	2.8	1,959	1,242
Derivative financial instruments	2.3	31	78
Current income tax liabilities	2.12	3,585	3,384
Unearned revenue		7,341	7,163
Employee benefit obligations		2,622	2,399
Provisions	2.6	1,796	1,307
Other current liabilities	2.5	17,504	19,748
Total current liabilities		38,794	39,186
Non-current liabilities
Lease liabilities	2.8	6,400	7,057
Deferred income tax liabilities	2.12	1,794	1,220
Employee benefit obligations		89	83
Other non-current liabilities	2.5	2,276	2,475
Total non-current liabilities		10,559	10,835
Total liabilities		49,353	50,021
Equity
Share capital - 5 par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,139,950,635 (4,136,387,925) equity shares fully paid up, net of 10,916,829 (12,172,119) treasury shares as at March 31, 2024 (March 31, 2023)	2.18	2,071	2,069
Share premium		1,550	1,065
Retained earnings		69,674	60,063
Cash flow hedge reserves		6	(5)
Other reserves		12,104	10,014
Capital redemption reserve		169	169
Other components of equity		2,542	2,032
Total equity attributable to equity holders of the Company		88,116	75,407
Non-controlling interests		345	388
Total equity		88,461	75,795
Total liabilities and equity		137,814	125,816

The accompanying notes form an integral part of the interim consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D.Sundaram Lead Independent Director	Salil Parekh Chief Executive Office and Managing Director	Bobby Parikh Director

	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru April 18, 2024

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Consolidated Statement of Comprehensive Income for the		Three months ended March 31,		Year ended March 31,
	Note	2024	2023	2024	2023
Revenues	2.16	37,923	37,441	153,670	146,767
Cost of sales	2.19	26,748	26,011	107,413	102,353
Gross profit		11,175	11,430	46,257	44,414
Operating expenses
Selling and marketing expenses	2.19	1,735	1,659	6,973	6,249
Administrative expenses	2.19	1,819	1,894	7,537	7,260
Total operating expenses		3,554	3,553	14,510	13,509
Operating profit		7,621	7,877	31,747	30,905
Other income, net	2.21	2,729	671	4,711	2,701
Finance cost		110	82	470	284
Profit before income taxes		10,240	8,466	35,988	33,322
Income tax expense	2.12	2,265	2,332	9,740	9,214
Net profit		7,975	6,134	26,248	24,108
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		26	25	120	8
Equity instruments through other comprehensive income, net	2.2	(12)	(15)	19	(7)
		14	10	139	1
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		28	36	11	(7)
Exchange differences on translation of foreign operations		(231)	61	226	776
Fair value changes on investments, net	2.2	37	42	144	(256)
		(166)	139	381	513
Total other comprehensive income/(loss), net of tax		(152)	149	520	514
Total comprehensive income		7,823	6,283	26,768	24,622
Profit attributable to:
Owners of the Company		7,969	6,128	26,233	24,095
Non-controlling interests		6	6	15	13
		7,975	6,134	26,248	24,108
Total comprehensive income attributable to:
Owners of the Company		7,821	6,276	26,754	24,598
Non-controlling interests		2	7	14	24
		7,823	6,283	26,768	24,622
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		19.25	14.79	63.39	57.63
Diluted ()		19.22	14.77	63.29	57.54
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.13	4,139,432,133	4,144,013,195	4,138,568,090	4,180,897,857
Diluted (in shares)	2.13	4,145,052,370	4,149,555,426	4,144,680,425	4,187,731,070

The accompanying notes form an integral part of the interim consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D.Sundaram Lead Independent Director	Salil Parekh Chief Executive Office and Managing Director	Bobby Parikh Director

	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru April 18, 2024

Infosys Limited and subsidiaries

(In crore except equity share data)

Consolidated Statement of Changes in Equity	Number of Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2022	4,193,012,929	2,098	827	62,423	8,339	139	1,522	2	75,350	386	75,736
Impact on adoption of amendment to IAS 37##	–	–	–	(19)	–	–	–	–	(19)	–	(19)
	4,193,012,929	2,098	827	62,404	8,339	139	1,522	2	75,331	386	75,717
Changes in equity for the year ended March 31, 2023
Net profit	–	–	–	24,095	–	–	–	–	24,095	13	24,108
Remeasurement of the net defined benefit liability/asset, net* (Refer to note 2.20)	–	–	–	–	–	–	8	–	8	–	8
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	(7)	–	(7)	–	(7)
Fair value changes on derivatives designated as Cash flow hedge, net*	–	–	–	–	–	–	–	(7)	(7)	–	(7)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	765	–	765	11	776
Fair value changes on investments, net*	–	–	–	–	–	–	(256)	–	(256)	–	(256)
Total comprehensive income for the period	–	–	–	24,095	–	–	510	(7)	24,598	24	24,622
Shares issued on exercise of employee stock options (Refer to note 2.11)	3,801,344	1	34	–	–	–	–	–	35	–	35
Buyback of equity shares (Refer to note 2.18)**	(60,426,348)	(30)	(340)	(11,096)	–	–	–	–	(11,466)	–	(11,466)
Transaction cost relating to buyback*	–	–	(19)	(5)	–	–	–	–	(24)	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	(30)	–	30	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	514	–	–	–	–	–	514	–	514
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	–	–	51	–	–	–	–	–	51	–	51
Transfer on account of options not exercised	–	–	(2)	2	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(3,139)	3,139	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	1,464	(1,464)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(22)	(22)
Dividends#	–	–	–	(13,632)	–	–	–	–	(13,632)	–	(13,632)
Balance as at March 31, 2023	4,136,387,925	2,069	1,065	60,063	10,014	169	2,032	(5)	75,407	388	75,795
Balance as at April 1, 2023	4,136,387,925	2,069	1,065	60,063	10,014	169	2,032	(5)	75,407	388	75,795
Changes in equity for year ended March 31, 2024
Net profit	–	–	–	26,233	–	–	–	–	26,233	15	26,248
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	120	–	120	–	120
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	19	–	19	–	19
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	11	11	–	11
Exchange differences on translation of foreign operations	–	–	–	–	–	–	227	–	227	(1)	226
Fair value changes on investments, net*	–	–	–	–	–	–	144	–	144	–	144
Total comprehensive income for the period	–	–	–	26,233	–	–	510	11	26,754	14	26,768
Shares issued on exercise of employee stock options (Refer to note 2.11)	3,562,710	2	3	–	–	–	–	–	5	–	5
Employee stock compensation expense (Refer to note 2.11)	–	–	639	–	–	–	–	–	639	–	639
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	–	–	3	–	–	–	–	–	3	–	3
Transferred on account of options not exercised	–	–	(160)	160	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(2,957)	2,957	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	867	(867)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(39)	(39)
Buyback of shares pertaining to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(18)	(18)
Dividends#	–	–	–	(14,692)	–	–	–	–	(14,692)	–	(14,692)
Balance as at March 31, 2024	4,139,950,635	2,071	1,550	69,674	12,104	169	2,542	6	88,116	345	88,461

*	net of tax

**	Including tax on buyback of 2,166 crore for the year ended March 31, 2023.

#	net of treasury shares

##	Impact on account of adoption of amendment to IAS 37 Provisions, Contingent Liabilities and Contingents Assets

(1)	excludes treasury shares of 10,916,829 as at March 31, 2024, 12,172,119 as at April 1, 2023, 13,725,712 as at April 1, 2022 held by consolidated trust.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim consolidated financial statements.

As per our report of even date attached for and on behalf of the Board of Directors of Infosys Limited

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D.Sundaram Lead Independent Director	Salil Parekh Chief Executive Office and Managing Director	Bobby Parikh Director

	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru April 18, 2024

Infosys Limited and subsidiaries

Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars		Year ended March 31,
	Note	2024	2023
Operating activities:
Net Profit		26,248	24,108
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization		4,678	4,225
Income tax expense	2.12	9,740	9,214
Finance cost		470	284
Interest and dividend income		(1,138)	(1,118)
Exchange differences on translation of assets and liabilities, net		76	161
Impairment loss recognized/(reversed) under expected credit loss model		121	283
Stock compensation expense		652	519
Provision for post sale client support		75	120
Interest receivable on income tax refund		(1,934)	–
Other adjustments		1,471	523
Changes in working capital
Trade receivables and unbilled revenue		(2,667)	(7,076)
Prepayments and other assets		(1,252)	(3,267)
Trade payables		91	(279)
Unearned revenue		178	834
Other liabilities and provisions		(1,512)	3,285
Cash generated from operations		35,297	31,816
Income taxes paid		(9,231)	(8,794)
Net cash generated by operating activities		26,066	23,022
Investing activities:
Expenditure on property, plant and equipment and intangibles		(2,201)	(2,579)
Deposits placed with corporation		(847)	(996)
Redemption of deposits placed with corporation		710	762
Interest and dividend received		912	970
Payment for acquisition of business, net of cash acquired	2.10	–	(910)
Payment of contingent consideration pertaining to acquisition of business		(101)	(60)
Escrow and other deposits pertaining to Buyback		–	(483)
Redemption of escrow and other deposits pertaining to Buyback		–	483
Payments to acquire Investments
- Quoted debt securities		(1,526)	(1,845)
- Liquid mutual fund units		(66,191)	(70,631)
- Target maturity fund units		–	(400)
- Certificates of deposit		(8,509)	(10,348)
- Commercial paper		(10,387)	(3,003)
- Other investments		(14)	(20)
Proceeds on sale of investments
- Quoted debt securities		1,684	2,573
- Liquid mutual fund units		64,767	71,851
- Certificates of deposit		9,205	10,404
- Commercial paper		6,479	2,298
- Other investments		26	99
Other receipts		128	71
Net cash (used)/generated in investing activities		(5,865)	(1,764)
Financing activities:
Payment of lease liabilities		(2,024)	(1,231)
Payment of dividends		(14,692)	(13,631)
Payment of dividends to non-controlling interests of subsidiary		(39)	(22)
Payment towards purchase of non-controlling interest		(18)	-
Other payments		(736)	(479)
Other receipts		–	132
Buyback of equity shares including transaction costs and tax on buyback		–	(11,499)
Shares issued on exercise of employee stock options		5	35
Net cash used in financing activities		(17,504)	(26,695)
Net increase/(decrease) in cash and cash equivalents		2,697	(5,437)
Effect of exchange rate changes on cash and cash equivalents		(84)	138
Cash and cash equivalents at the beginning of the period	2.1	12,173	17,472
Cash and cash equivalents at the end of the period	2.1	14,786	12,173
Supplementary information:
Restricted cash balance	2.1	348	362

The accompanying notes form an integral part of the interim consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D.Sundaram Lead Independent Director	Salil Parekh Chief Executive Office and Managing Director	Bobby Parikh Director

	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru April 18, 2024

INFOSYS LIMITED AND SUBSIDIARIES

Overview and Notes to the Interim Consolidated Financial Statements

1. Overview

1.1	Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru -560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's consolidated financial statements are approved for issue by the Company's Board of Directors on April 18, 2024.

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on accrual basis except for certain financial instruments which have been measured at fair values. Accounting policies are consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The material accounting policy information used in preparation of the audited consolidated interim financial statements have been discussed in the respective notes.

As the quarter and year-end figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Refer to Note 2.14 for the list of subsidiaries and controlled trusts of the Company

1.4 Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from a fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.12)

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by Management. (Refer to Note 2.10 and 2.9.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to Note 2.7).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins. (Refer to note 2.9.1)

1.6 Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IFRS 16 Leases	Lease Liability in a Sale and Leaseback
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments	Disclosure regarding supplier finance arrangements
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates	Lack of Exchangeability
IFRS 18 Presentation and Disclosures in Financial Statements	Presentation and Disclosures in Financial Statements

Amendments to IFRS 16

On September 22, 2022, International Accounting Standards Board (IASB) has issued amendments to IFRS 16 Leases, which added requirements explaining the subsequent measurement for a sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

The effective date for the adoption of this amendment is annual reporting periods beginning on or after January 1, 2024, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 7 and IFRS 7

On May 25, 2023 IASB has issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosure which requires entities to disclose information that enables users of financial statement to assess how supplier finance arrangements affect its liabilities and cash flows and to understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2024, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 21

On August 15, 2023, IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

IFRS 18 – Presentation and Disclosures in Financial Statements

On April 9, 2024, IASB has issued IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 Presentation of Financial Statements from its effective date. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The new requirements are focused on the statement of profit or loss. IFRS 18 introduces three categories for income and expenses, that is, operating, investing and financing to improve the structure of the income statement. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, although early adoption is permitted. The Group is yet to evaluate the impact of the amendment.

2. Notes to the Interim Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Cash and bank deposits	14,786	10,026
Deposits with financial institutions	–	2,147
Total Cash and cash equivalents	14,786	12,173

Cash and cash equivalents as at March 31, 2024 and March 31, 2023 include restricted cash and bank balances of 348 crore and 362 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
(i) Current Investments
Amortized Cost
Quoted debt securities	–	150
Fair Value through other comprehensive income
Quoted debt securities	2,427	1,468
Commercial papers	4,830	742
Certificate of deposit	3,043	3,574
Fair Value through profit or loss
Liquid mutual fund units	2,615	975
Total current investments	12,915	6,909
(ii) Non-current Investments
Amortized Cost
Quoted debt securities	1,759	1,770
Fair Value through other comprehensive income
Quoted debt securities	9,114	10,032
Quoted equity securities	113	-
Unquoted equity and preference securities	93	196
Fair Value through profit or loss
Target maturity fund units	431	402
Others(1)	198	169
Total non-current investments	11,708	12,569

Total investments	24,623	19,478
Investments carried at amortized cost	1,759	1,920
Investments carried at fair value through other comprehensive income	19,620	16,012
Investments carried at fair value through profit or loss	3,244	1,546

(1)	Uncalled capital commitments outstanding as at March 31, 2024 and March 31, 2023 was 79 crore and 92 crore, respectively.

Refer to note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in Other comprehensive income :

(In crore)

	Year ended March 31, 2024			Year ended March 31, 2023
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Quoted debt securities	160	(15)	145	(262)	7	(255)
Commercial papers	–	–	–	–	–	–
Certificates of deposit	(1)	–	(1)	(1)	–	(1)
Equity and preference securities	10	9	19	(8)	1	(7)

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2024	March 31, 2023
Liquid mutual fund units - carried at fair value through profit or loss	Quoted price	2,615	975
Target maturity fund units - carried at fair value through profit or loss	Quoted price	431	402
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	1,973	2,148
Quoted debt securities- carried at fair value through other comprehensive income	Quoted price and market observable inputs	11,541	11,500
Commercial papers- carried at fair value through other comprehensive income	Market observable inputs	4,830	742
Certificates of deposit- carried at fair value through other comprehensive income	Market observable inputs	3,043	3,574
Quoted equity securities carried at fair value through other comprehensive income	Quoted price	113	–
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, option pricing model	93	196
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, option pricing model	198	169
Total		24,837	19,706

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which are subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the consolidated statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the consolidated statement of comprehensive income.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices ,option pricing model, market multiples, and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in the consolidated statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2024 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	14,786	–	–	–	–	14,786	14,786
Investments (Refer to note 2.2)
Liquid mutual fund units	–	–	2,615	–	–	2,615	2,615
Target maturity fund units	–	–	431	–	–	431	431
Quoted debt securities	1,759	–	–	–	11,541	13,300	13,514 (1)
Commercial Papers	–	–	–	–	4,830	4,830	4,830
Certificates of deposit	–	–	–	–	3,043	3,043	3,043
Quoted equity securities	–	–	–	113	–	113	113
Unquoted equity and preference securities	–	–	–	93	–	93	93
Unquoted investment others	–	–	198	–	–	198	198
Trade receivables	30,193	–	–	–	–	30,193	30,193
Unbilled revenues (Refer to note 2.17)(3)	9,600	–	–	–	–	9,600	9,600
Prepayments and other assets (Refer to note 2.4)	5,788	–	–	–	–	5,788	5,704 (2)
Derivative financial instruments	–	–	61	–	23	84	84
Total	62,126	–	3,305	206	19,437	85,074	85,204
Liabilities:
Trade payables	3,956	–	–	–	–	3,956	3,956
Lease liabilities (Refer to note 2.8)	8,359	–	–	–	–	8,359	8,359
Derivative financial instruments	–	–	30	–	1	31	31
Financial liability under option arrangements (Refer to note 2.5)	–	–	597	–	–	597	597
Other liabilities including contingent consideration (Refer to note 2.5)	15,750	–	–	–	–	15,750	15,750
Total	28,065	–	627	–	1	28,693	28,693

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 84 crore.

(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2023 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	12,173	–	–	–	–	12,173	12,173
Investments (Refer to note 2.2)
Liquid mutual fund units	–	–	975	–	–	975	975
Target maturity fund units	–	–	402	–	–	402	402
Quoted debt securities	1,920	–	–	–	11,500	13,420	13,648 (1)
Commercial papers	–	–	–	–	742	742	742
Certificates of deposit	–	–	–	–	3,574	3,574	3,574
Unquoted equity and preference securities	–	–	–	196	–	196	196
Unquoted investments others	–	–	169	–	–	169	169
Trade receivables	25,424	–	–	–	–	25,424	25,424
Unbilled revenue (Refer to note 2.17)(3)	9,502	–	–	–	–	9,502	9,502
Prepayments and other assets (Refer to note 2.4)	5,127	–	–	–	–	5,127	5,043 (2)
Derivative financial instruments	–	–	69	–	32	101	101
Total	54,146	–	1,615	196	15,848	71,805	71,949
Liabilities:
Trade payables	3,865	–	–	–	–	3,865	3,865
Lease liabilities (Refer to note 2.8)	8,299	–	–	–	–	8,299	8,299
Derivative financial instruments	–	–	64	–	14	78	78
Financial liability under option arrangements (Refer to note 2.5)	–	–	600	–	–	600	600
Other liabilities including contingent consideration (Refer to note 2.5)	17,359	–	97	–	–	17,456	17,456
Total	29,523	–	761	–	14	30,298	30,298

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 84 crore.

(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables and other assets and payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 is as follows:

(In crore)

Particulars	As at March 31, 2024	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	2,615	2,615	–	–
Investments in target maturity fund units	431	431	–	–
Investments in quoted debt securities	13,514	13,184	330	–
Investments in certificates of deposit	3,043	–	3,043	–
Investments in commercial papers	4,830	–	4,830	–
Investments in quoted equity securities	113	113	–	–
Investments in unquoted equity and preference securities	93	–	–	93
Investments in unquoted investments others	198	–	–	198
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	84	–	84	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	31	–	31	–
Financial liability under option arrangements (Refer to note 2.5)(1)	597	–	–	597

(1)	Discount rate ranges from 9% to 15%

During the year ended March 31, 2024, quoted debt securities of 2,143 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 was as follows:

(In crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	975	975	–	–
Investments in target maturity fund units	402	402	–	–
Investments in quoted debt securities	13,648	10,701	2,947	–
Investments in unquoted equity and preference securities	196	–	–	196
Investments in certificates of deposit	3,574	–	3,574	–
Investments in commercial papers	742	–	742	–
Investments in unquoted investments others	169	–	–	169
Others
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	101	–	101	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	78	–	78	–
Financial liability under option arrangements (Refer to note 2.5)(1)	600	–	–	600
Liability towards contingent consideration (Refer to note 2.5)(1)	97	–	–	97

(1)	Discount rate ranges from 10.0% to 15.0%

During the year ended March 31, 2023, quoted debt securities of 383 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

Income from financial assets is as follows :

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Interest income from financial assets carried at amortized cost	253	197	1,060	861
Interest income on financial assets fair valued through other comprehensive income	318	231	1,007	955
Gain / (loss) on investments carried at fair value through profit or loss	88	61	285	148
Gain / (loss) on investments carried at fair value through other comprehensive Income	–	–	–	1
	659	489	2,352	1,965

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally, and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses foreign currency risk from financial assets and liabilities as at March 31, 2024:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	26,126	9,559	2,153	1,479	2,917	42,234
Net financial liabilities	(11,925)	(3,378)	(710)	(813)	(2,218)	(19,044)
Total	14,201	6,181	1,443	666	699	23,190

The following table analyses foreign currency risk from financial assets and liabilities as at March 31, 2023:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	20,777	7,459	1,816	1,809	2,604	34,465
Net financial liabilities	(12,148)	(3,734)	(737)	(953)	(2,208)	(19,780)
Total	8,629	3,725	1,079	856	396	14,685

For the three months and year ended March 31, 2024 and March 31, 2023, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the Group's incremental operating margins by approximately 0.43%, 0.43%, 0.43% and 0.44%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at		As at
	March 31, 2024		March 31, 2023
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	30	270	–	–
Option Contracts
In Euro	236	2,121	325	2,907
In Australian dollars	106	573	140	770
In United Kingdom Pound Sterling	35	368	55	559
Other derivatives
Forward contracts
In U.S. dollars	1,423	11,866	1,670	13,726
In Euro	574	5,163	316	2,825
In Singapore dollars	171	1,046	204	1,245
In United Kingdom Pound Sterling	86	902	86	877
In Swiss Franc	17	158	1	8
In New Zealand dollars	30	149	30	154
In Czech Koruna	374	135	364	134
In Danish Krone	100	121	–	–
In Norwegian Krone	130	100	100	79
In Canadian dollars	15	92	–	–
In Australian dollars	14	75	10	55
In Hungarian Forint	2,500	57	–	–
In Chinese Yuan	43	49	41	49
In South African rand	85	37	85	39
Option Contracts
In U.S. dollars	543	4,527	300	2,465
In Euro	100	897	160	1,431
In Australian dollars	20	111	30	165
In United Kingdom Pound Sterling	–	–	15	153
Total forwards & options		28,817		27,641

The group recognized a net gain of 209 crore and a net gain of 186 crore during the three months and year ended March 31, 2024 and a net gain of 164 crore and a net loss of 558 crore during the three months and year ended March 31, 2023, respectively, on derivative financial instruments not designated as cash flow hedges which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Not later than one month	10,877	13,155
Later than one month and not later than three months	15,963	11,159
Later than three months and not later than one year	1,977	3,327
Total	28,817	27,641

During the year ended March 31, 2024 and March 31, 2023, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as of March 31, 2024, are expected to occur and reclassified to statement of comprehensive income within three months.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and year ended March 31, 2024 and March 31, 2023:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Gain / (Loss)
Balance at the beginning of the period	22	(41)	(5)	2
Gain / (loss) recognized in other comprehensive income during the period	(11)	(22)	8	90
Amount reclassified to profit and loss during the period	4	64	7	(99)
Tax impact on above	(9)	(6)	(4)	2
Balance at the end of the period	6	(5)	6	(5)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at
	March 31, 2024		March 31, 2023
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	98	(45)	127	(104)
Amount set off	(14)	14	(26)	26
Net amount presented in balance sheet	84	(31)	101	(78)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 30,193 crore and 25,424 crore as at March 31, 2024 and March 31, 2023, respectively and unbilled revenue amounting to 14,548 crore and 16,738 crore as at March 31, 2024 and March 31, 2023, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States of America and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

(In %)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Revenue from top five customers	13.6	13.0	13.3	12.7
Revenue from top ten customers	20.4	20.1	20.0	20.2

Credit risk exposure

Trade receivables ageing schedule as at March 31, 2024 is as follows:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	22,575	7,418	347	446	8	115	30,909
Less: Allowance for credit loss							(716)
Total Trade receivables							30,193

Trade receivables ageing schedule as at March 31, 2023 is as follows:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade receivables	18,411	7,508	60	7	76	45	26,107
Less: Allowance for credit loss							(683)
Total Trade receivables							25,424

The allowance of lifetime ECL on customer balances for the three months and year ended March 31, 2024 was (104) crore and 90 crore, respectively. The allowance of lifetime expected credit loss on customer balances for the three months and year ended March 31, 2023 was 71 crore and 228 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Balance at the beginning	1,049	936	961	858
Translation differences	8	(2)	–	41
Impairment loss recognized / (reversed), net	(104)	71	90	228
Amounts written off	–	(44)	(98)	(166)
Balance at the end	953	961	953	961

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

The Group’s credit period generally ranges from 30-75 days.

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Trade receivables	30,193	25,424
Unbilled revenue	14,548	16,738

Days sales outstanding (DSO) was 71 days and 62 days as of March 31, 2024 and March 31, 2023, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these Consolidated financial statements.

The investments of the Group primarily include investment in liquid mutual fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and investments and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2024, the Group had a working capital of 50,638 crore including cash and cash equivalents of 14,786 crore and current investments of 12,915 crore. As at March 31, 2023, the Group had a working capital of 31,695 crore including cash and cash equivalents of 12,173 crore and current investments of 6,909 crore.

As at March 31, 2024 and March 31, 2023, the outstanding employee benefit obligations were 2,711 crore and 2,482 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2024:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	3,956	–	–	–	3,956
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	554	–	–	136	690
Other financial liabilities (excluding liability towards contingent consideration ) on an undiscounted basis (Refer to Note 2.5)	13,820	1,321	570	67	15,778

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2023:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	3,865	–	–	–	3,865
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.5)	676	–	–	–	676
Other financial liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	15,403	1,532	438	13	17,386
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	101	–	–	–	101

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Current
Security deposits(1)	75	42
Loans to employees(1)	248	289
Prepaid expenses(2)	3,329	2,745
Interest accrued and not due(1)	537	488
Withholding taxes and others(2)	3,540	3,268
Advance payments to vendors for supply of goods(2)	356	202
Deposit with corporations(1)(3)	2,535	2,348
Deferred contract cost
Cost of obtaining a contract (2)(4)	200	853
Cost of fulfillment (2)	358	175
Net investment in sublease of right of use asset(1)	6	53
Other non financial assets (2)	180	261
Other financial assets(1)(5)	925	255
Total Current prepayment and other assets	12,289	10,979
Non-current
Security deposits(1)	259	287
Loans to employees(1)	34	39
Prepaid expenses(2)	343	332
Withholding taxes and others(2)	673	684
Deposit with corporations(1)(3)	47	96
Deferred contract cost
Cost of obtaining a contract (2)(4)	129	191
Cost of fulfillment (2)	687	652
Defined benefit plan assets(2)	31	36
Net investment in sublease of right of use asset(1)	3	305
Other non financial assets(2)	–	–
Other financial assets(1)(5)	1,119	925
Total Non- current prepayment and other assets	3,325	3,547
Total prepayment and other assets	15,614	14,526
(1) Financial assets carried at amortized cost	5,788	5,127

(2) Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat/VAT recoverable from Government of India.

(3) Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

(4) Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2024 and March 31, 2023, the financial liability pertaining to such arrangements amounts to 372 crore and 731 crore, respectively. For the year ended March 31, 2023 118 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction (Refer to note 2.5)

(5) Primarily includes net investment in lease

2.5 Other liabilities

Other liabilities comprise the following:

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Current
Accrued compensation to employees(1)	4,454	4,174
Accrued defined benefit liability (3)	5	4
Accrued expenses(1)	8,224	7,802
Withholding taxes and others(3)	3,185	3,632
Liabilities of controlled trusts(1)	211	211
Liability towards contingent consideration(2)	–	97
Capital Creditors(1)	310	674
Financial liability under option arrangements(2)(4)	499	600
Other non-financial liabilities (3)	8	31
Other financial liabilities(1)(5)	608	2,523
Total current other liabilities	17,504	19,748
Non-current
Accrued expenses(1)	1,779	1,628
Accrued defined benefit liability (3)	159	445
Accrued compensation to employees(1)	7	5
Financial liability under option arrangements(2)(4)	98	–
Other financial liabilities(1)(5)	157	342
Other non-financial liabilities(3)	76	55
Total non-current other liabilities	2,276	2,475
Total other liabilities	19,780	22,223
(1) Financial liability carried at amortized cost	15,750	17,359
(2) Financial liability carried at fair value through profit or loss	597	697
Financial liability under option arrangements on an undiscounted basis	690	676
Financial liability towards contingent consideration on an undiscounted basis	–	101

(3) Non financial liabilities

(4) Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

(5) Deferred contract cost in note 2.4 includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2024 and March 31, 2023, the financial liability pertaining to such arrangements amounts to 372 crore and 731 crore, respectively. For the year ended March 31, 2023 118 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance and cost of third party software and hardware.

2.6 Provisions and other contingencies

Accounting Policy

2.6.1 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Post sales client support and other provisions	1,796	1,307
Total provisions	1,796	1,307

The movement in the provision for post sales client support is as follows:

(In crore)

Particulars	Three months ended March 31, 2024	Year ended March 31, 2024
Balance at the beginning	1,827	1,307
Provision recognized / (reversed)	74	895
Provision utilized	(95)	(421)
Exchange difference	(10)	15
Balance at the end	1,796	1,796

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As at March 31, 2024 and March 31, 2023 claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities - Refer to note 2.12) amounted to 789 crore and 700 crore respectively.

2.6.2 McCamish Cybersecurity incident

In November 2023, Infosys McCamish Systems (McCamish), a step-down subsidiary of Infosys Limited, experienced a cybersecurity incident resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems.

Loss of contracted revenues and costs incurred with respect to remediations, restoration, communication efforts, investigative processes and analysis, legal services and others amounted to $38 million (approximately 316 crore).

Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish’s review process is ongoing. McCamish may incur additional costs including indemnities or damages/claims, which are indeterminable at this time.

On March 6, 2024, a class action complaint was filed in the U.S. District Court for the Northern District of Georgia against McCamish . The complaint arises out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. The complaint was purportedly filed on behalf of all individuals within the United States whose personally identifiable information was exposed to unauthorized third parties as a result of the incident.

2.6.3 Legal proceedings

Apart from this, the Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1) Includes solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the consolidated statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the consolidated statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2024 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at January 1, 2024	1,430	11,498	5,203	8,497	3,378	45	30,051
Additions	–	287	183	345	79	–	894
Deletions*	–	–	(42)	(224)	(59)	–	(325)
Translation difference	–	(15)	(3)	(7)	(8)	–	(33)
Gross carrying value as at March 31, 2024	1,430	11,770	5,341	8,611	3,390	45	30,587
Accumulated depreciation as at January 1, 2024	–	(4,814)	(4,115)	(6,267)	(2,660)	(42)	(17,898)
Depreciation	–	(111)	(109)	(336)	(90)	–	(646)
Accumulated depreciation on deletions*	–	–	39	219	51	–	309
Translation difference	–	4	3	4	7	–	18
Accumulated depreciation as at March 31, 2024	–	(4,921)	(4,182)	(6,380)	(2,692)	(42)	(18,217)
Capital work-in progress as at January 1, 2024							717
Carrying value as at January 1, 2024	1,430	6,684	1,088	2,230	718	3	12,870
Capital work-in progress as at March 31, 2024							448
Carrying value as at March 31, 2024	1,430	6,849	1,159	2,231	698	3	12,818

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2023 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at January 1, 2023	1,429	11,530	5,184	8,895	3,455	44	30,537
Additions	2	29	205	494	224	1	955
Deletions*	(2)	–	(221)	(877)	(318)	–	(1,418)
Translation difference	–	3	1	7	4	–	15
Gross carrying value as at March 31, 2023	1,429	11,562	5,169	8,519	3,365	45	30,089
Accumulated depreciation as at January 1, 2023	–	(4,425)	(3,984)	(6,339)	(2,683)	(39)	(17,470)
Depreciation	–	(109)	(112)	(354)	(94)	(1)	(670)
Accumulated depreciation on deletions*	–	–	220	871	314	–	1,405
Translation difference	–	(1)	(1)	(4)	(2)	–	(8)
Accumulated depreciation as at March 31, 2023	–	(4,535)	(3,877)	(5,826)	(2,465)	(40)	(16,743)
Capital work-in progress as at January 1, 2023							350
Carrying value as at January 1, 2023	1,429	7,105	1,200	2,556	772	5	13,417
Capital work-in progress as at March 31, 2023							447
Carrying value as at March 31, 2023	1,429	7,027	1,292	2,693	900	5	13,793

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2024 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2023	1,429	11,562	5,169	8,519	3,365	45	30,089
Additions	1	300	331	931	197	1	1,761
Deletions*	–	(55)	(155)	(846)	(170)	(1)	(1,227)
Translation difference	–	(37)	(4)	7	(2)	–	(36)
Gross carrying value as at March 31, 2024	1,430	11,770	5,341	8,611	3,390	45	30,587
Accumulated depreciation as at April 1, 2023	–	(4,535)	(3,877)	(5,826)	(2,465)	(40)	(16,743)
Depreciation	–	(450)	(458)	(1,387)	(387)	(3)	(2,685)
Accumulated depreciation on deletions*	–	55	151	836	158	1	1,201
Translation difference	–	9	2	(3)	2	–	10
Accumulated depreciation as at March 31, 2024	–	(4,921)	(4,182)	(6,380)	(2,692)	(42)	(18,217)
Capital work-in progress as at April 1, 2023							447
Carrying value as at April 1, 2023	1,429	7,027	1,292	2,693	900	5	13,793
Capital work-in progress as at March 31, 2024							448
Carrying value as at March 31, 2024	1,430	6,849	1,159	2,231	698	3	12,818

* During the three months and year ended March 31, 2024, certain assets which were not in use having gross book value of 181 crore (net book value: Nil) and 775 crore (net book value: Nil) respectively, were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2023 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2022	1,429	11,224	4,950	8,527	3,201	44	29,375
Additions - Business Combination (Refer to Note 2.10)	–	–	5	6	3	–	14
Additions	2	337	472	1,510	507	2	2,830
Deletions*	(2)	–	(264)	(1,563)	(367)	(1)	(2,197)
Translation difference	–	1	6	39	21	–	67
Gross carrying value as at March 31, 2023	1,429	11,562	5,169	8,519	3,365	45	30,089
Accumulated depreciation as at April 1, 2022	–	(4,100)	(3,677)	(6,034)	(2,452)	(37)	(16,300)
Depreciation	–	(434)	(457)	(1,322)	(360)	(4)	(2,577)
Accumulated depreciation on deletions*	–	–	262	1,556	363	1	2,182
Translation difference	–	(1)	(5)	(26)	(16)	–	(48)
Accumulated depreciation as at March 31, 2023	–	(4,535)	(3,877)	(5,826)	(2,465)	(40)	(16,743)
Capital work-in progress as at April 1, 2022							504
Carrying value as at April 1, 2022	1,429	7,124	1,273	2,493	749	7	13,579
Capital work-in progress as at March 31, 2023							447
Carrying value as at March 31, 2023	1,429	7,027	1,292	2,693	900	5	13,793

* During the three months and year ended March 31, 2023, certain assets which were not in use having gross book value of 1,414 crore (net book value: Nil) and 1,918 crore (net book value: Nil) respectively, were retired.

The aggregate depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary ‘Infosys Green Forum’ (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022 the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During March 31, 2024, the application filed by IGF for registration u/s.12AB of the Income Tax Act was rejected and registration cancelled. IGF is in the process of challenging the rejection order.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to 780 crore and 959 crore as at March 31, 2024 and March 31, 2023, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the group changes its assessment of whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2024:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of January 1, 2024	607	3,527	18	2,740	6,892
Additions(1)	–	61	2	376	439
Deletions	–	(92)	–	(215)	(307)
Depreciation	(2)	(185)	(2)	(234)	(423)
Translation difference	–	(13)	(1)	(35)	(49)
Balance as of March 31, 2024	605	3,298	17	2,632	6,552

(1) Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2023:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of January 1, 2023	624	3,847	15	1,994	6,480
Additions(1)	–	228	2	651	881
Deletions	–	(33)	–	(124)	(157)
Depreciation	(2)	(171)	(3)	(179)	(355)
Translation difference	1	25	1	6	33
Balance as of March 31, 2023	623	3,896	15	2,348	6,882

(1) Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2024:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2023	623	3,896	15	2,348	6,882
Additions(1)	–	394	12	1,872	2,278
Deletions	(10)	(181)	(1)	(755)	(947)
Impairment#	–	(88)	–	–	(88)
Depreciation	(6)	(728)	(10)	(851)	(1,595)
Translation difference	(2)	5	1	18	22
Balance as of March 31, 2024	605	3,298	17	2,632	6,552

(1) Net of adjustments on account of modification and lease incentives.

# included under other expenses. Refer note 2.19

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2023:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2022	628	3,711	16	468	4,823
Additions(1)	–	847	8	2,646	3,501
Deletions	–	(45)	–	(364)	(409)
Depreciation	(6)	(671)	(10)	(499)	(1,186)
Translation difference	1	54	1	97	153
Balance as of March 31, 2023	623	3,896	15	2,348	6,882

(1) Net of adjustments on account of modification and lease incentives.

The aggregate depreciation expense on ROU assets is included in cost of sales in the consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as of March 31, 2024 and March 31, 2023

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Current lease liabilities	1,959	1,242
Non-current lease liabilities	6,400	7,057
Total	8,359	8,299

The movement in lease liabilities during the three months and year ended March 31, 2024 and March 31, 2023 is as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
Particulars	2024	2023	2024	2023
Balance as at Beginning	8,744	7,720	8,299	5,474
Additions	521	883	2,190	3,503
Deletions	(332)	(36)	(444)	(49)
Finance cost accrued during the period	79	73	326	245
Payment of lease liabilities	(575)	(366)	(2,030)	(1,241)
Translation difference	(78)	25	18	367
Balance as at end	8,359	8,299	8,359	8,299

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2024 and March 31, 2023 on an undiscounted basis:

(In crore)

	As at
Particulars	March 31, 2024	March 31, 2023
Less than one year	2,152	1,803
One to five years	6,123	5,452
More than five years	994	1,978
Total	9,269	9,233

The group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 27 crore and 97 crore for the three months and year ended March 31, 2024 respectively. Rental expense recorded for short-term leases was 25 crore and 92 crore for the three months and year ended March 31, 2023 respectively.

The following is the movement in the net investment in sublease of ROU asset during the three months and year ended March 31, 2024 and March 31, 2023:

(In crore)

	Three months ended March 31,		Year ended March 31,
Particulars	2024	2023	2024	2023
Balance as at beginning	10	373	358	372
Additions	–	–	–	6
Deletions	–	–	(346)	–
Interest income accrued during the period	–	3	–	13
Lease receipts	(1)	(15)	(3)	(63)
Translation difference	–	(3)	–	30
Balance as at the end	9	358	9	358

Leases not yet commenced to which Group is committed is 497 crore for a lease term ranging from 3 years to 8 years.

2.9 Goodwill and Intangible assets

2.9.1 Goodwill

Accounting Policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Carrying value at the beginning	7,248	6,195
Goodwill on acquisitions (Refer to note 2.10)	–	630
Translation differences	55	423
Carrying value at the end	7,303	7,248

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGUs or groups of CGUs, which are benefited from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2024 and March 31, 2023 is as follows:

(In crore)

Segment	As at
	March 31, 2024	March 31, 2023
Financial services	1,476	1,465
Retail	939	929
Communication	675	668
Energy, Utilities, Resources and Services	1,160	1,152
Manufacturing	578	573
Life Sciences	951	943
	5,779	5,730
Operating segments without significant goodwill	552	559
Total	6,331	6,289

The goodwill pertaining to Panaya amounting to 972 crore and 959 crore as at March 31, 2024 and March 31, 2023, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(in %)

As at
	March 31, 2024	March 31, 2023
Long term growth rate	7-10	8-10
Operating margins	19-21	19-21
Discount rate	13	13

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2024, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions are unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.9.2 Intangible assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2024:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at January 1, 2024	2,570	1,102	1	351	784	4,808
Additions during the period	–	22	–	–	–	22
Deletions	–	–	–	–	–	–
Translation differences	(58)	(14)	–	(2)	(2)	(76)
Gross carrying value as at March 31, 2024	2,512	1,110	1	349	782	4,754
Accumulated amortization as at January 1, 2024	(1,797)	(748)	(1)	(227)	(527)	(3,300)
Amortization expense	(44)	(19)	–	(9)	(30)	(102)
Deletions	–	2	–	–	–	2
Translation differences	41	–	–	1	1	43
Accumulated amortization as at March 31, 2024	(1,800)	(765)	(1)	(235)	(556)	(3,357)
Carrying value as at January 1, 2024	773	354	–	124	257	1,508
Carrying value as at March 31, 2024	712	345	–	114	226	1,397
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-10	1-5	–	1-6	1-4

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2023:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at January 1, 2023	2,495	1,015	1	346	776	4,633
Additions during the period	2	15	–	–	–	17
Deletions	–	(4)	–	–	–	(4)
Translation differences	10	5	–	–	(2)	13
Gross carrying value as at March 31, 2023	2,507	1,031	1	346	774	4,659
Accumulated amortization as at January 1, 2023	(1,547)	(671)	(1)	(183)	(395)	(2,797)
Amortization expense	(50)	(21)	–	(12)	(31)	(114)
Deletions	–	3	–	–	–	3
Translation differences	(3)	1	–	–	–	(2)
Accumulated amortization as at March 31, 2023	(1,600)	(688)	(1)	(195)	(426)	(2,910)
Carrying value as at January 1, 2023	948	344	–	163	381	1,836
Carrying value as at March 31, 2023	907	343	–	151	348	1,749
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-11	1-6	–	1-7	1-5

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2024:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2023	2,507	1,031	1	346	774	4,659
Additions during the period	–	79	–	–	–	79
Deletions	–	(2)	–	–	–	(2)
Translation differences	5	2	–	3	8	18
Gross carrying value as at March 31, 2024	2,512	1,110	1	349	782	4,754
Accumulated amortization as at April 1, 2023	(1,600)	(688)	(1)	(195)	(426)	(2,910)
Amortization expense	(194)	(75)	–	(38)	(125)	(432)
Deletions	–	2	–	–	–	2
Translation differences	(6)	(4)	–	(2)	(5)	(17)
Accumulated amortization as at March 31, 2024	(1,800)	(765)	(1)	(235)	(556)	(3,357)
Carrying value as at April 1, 2023	907	343	–	151	348	1,749
Carrying value as at March 31, 2024	712	345	–	114	226	1,397
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-10	1-5	–	1-6	1-4

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2023:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2022	2,080	915	1	299	686	3,981
Additions during the period	–	62	–	–	–	62
Acquisition through business combination (Refer note no. 2.10)	274	–	–	24	30	328
Deletions	–	(4)	–	–	–	(4)
Translation differences	153	58	–	23	58	292
Gross carrying value as at March 31, 2023	2,507	1,031	1	346	774	4,659
Accumulated amortization as at April 1, 2022	(1,279)	(569)	(1)	(141)	(284)	(2,274)
Amortization expense	(236)	(84)	–	(45)	(119)	(484)
Deletions	–	3	–	–	–	3
Translation differences	(85)	(38)	–	(9)	(23)	(155)
Accumulated amortization as at March 31, 2023	(1,600)	(688)	(1)	(195)	(426)	(2,910)
Carrying value as at April 1, 2022	801	346	–	158	402	1,707
Carrying value as at March 31, 2023	907	343	–	151	348	1,749
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-11	1-6	–	1-7	1-5

* Majorly includes intangibles related to vendor relationship

The amortization expense has been included under depreciation and amortization expense under cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income for the three months ended March 31, 2024 and March 31, 2023 was 281 crore and 266 crore respectively, and for the year ended March 31, 2024 and March 31, 2023 was 1,118 crore and 1,042 crore respectively.

2.10 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Comprehensive Income.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of assets acquired and liabilities assumed.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisitions during the year ended March 31, 2023

During the year ended March 31, 2023 the Group, completed two business combinations to complement its digital offerings by acquiring 100% voting interests in:

1) oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as oddity), a Germany-based digital marketing, experience, and commerce agencies on April 20, 2022.

2) BASE life science A/S, a consulting and technology firm in the life Science industry in Europe on September 1, 2022.

These acquisitions are expected to strengthen the Group’s creative, branding and experience design capabilities and augment the Group’s life sciences expertise, scales its digital transformation capabilities with cloud based industry solutions and expand its presence across Europe.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	103	–	103
Intangible assets :
Customer contracts and relationships	–	274	274
Vendor relationships	–	30	30
Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(80)	(80)
Total	103	248	351
Goodwill			630
Total purchase price			981

(1)	Includes cash and cash equivalents acquired of 26 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible. Goodwill pertaining to these business combinations is allocated to operating segments as more fully described in Note 2.9.1

The purchase consideration of 981 crore includes cash of 936 crore and contingent consideration with an estimated fair value of 45 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 12.5%. As of March 31, 2024 the contingent consideration was fully paid.

Additionally, these acquisitions have shareholder and employee retention bonus payable to the employees of the acquiree over three years, subject to their continuous employment with the Group along with achievement of financial targets for the respective years. Performance and Retention Bonus is recognized in employee benefit expenses in the Consolidated Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired, is 111 crore as of acquisition date and as of March 31, 2024 the amounts are fully collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 7 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Comprehensive Income for the year ended March 31, 2023.

Proposed acquisitions

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totaling up to 280 crore (approximately $34 million), subject to customary closing adjustments.

On April 18, 2024, Infosys Germany GmBH wholly owned step down subsidiary of Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in in-tech Holding GmbH, leading provider of Engineering R&D services headquartered in Germany, for a consideration including earn-outs amounting up to EUR 450 million (approximately 4,045 crore), subject to customary closing adjustments.

2.11 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in net profit in the consolidated statement of comprehensive income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan , up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 10,916,829 and 12,172,119 shares as at March 31, 2024 and March 31, 2023, respectively under the 2015 plan, out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2024 and March 31, 2023.

The following is the summary of grants made during the three months and year ended March 31, 2024 and March 31, 2023:

	2019 Plan				2015 Plan
Particulars	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Equity settled RSUs
Key Management Personnel (KMP)	26,900	33,750	141,171	210,643	77,094	80,154	498,730	367,479
Employees other than KMP	3,582,471	3,329,240	4,046,731	3,704,014	3,442,700	1,736,925	4,640,640	1,784,975
	3,609,371	3,362,990	4,187,902	3,914,657	3,519,794	1,817,079	5,139,370	2,152,454
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–	–	–	–	–
Employees other than KMP	–	–	–	–	169,040	92,400	176,990	92,400
	–	–	–	–	169,040	92,400	176,990	92,400
Total Grants	3,609,371	3,362,990	4,187,902	3,914,657	3,688,834	1,909,479	5,316,360	2,244,854

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2024. In accordance with such approval the following grants were made effective May 2, 2023.

- 2,72,026 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

15,656 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

39,140 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore . These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,104 RSUs was made effective February 1, 2024 for fiscal 2024.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2024, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments. The grant date for this purpose in accordance with IFRS 2, Share based payments is July 1, 2022.

Under the 2019 plan:

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2024 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 78,281 performance based RSU’s were granted effective May 2, 2023.

Other KMP

Under the 2015 plan:

During the year ended March 31, 2024, based on recommendations of Nomination and Remuneration Committee, the Board approved 1,47,030 time based RSUs and 6,774 performance based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over three to four years and performance based RSUs will vest over three years based on certain performance targets.

Under the 2019 plan:

During the year ended March 31, 2024, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 62,890 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Granted to:
KMP	17	8	68	49
Employees other than KMP	208	125	584	470
Total (1)	225	133	652	519
(1) Cash settled stock compensation expense included in the above	4	2	13	5

The activity in the 2015 and 2019 plan for equity-settled share based payment transactions is set out as follows:

Particulars	Three months ended March 31, 2024		Three months ended March 31, 2023		Year ended March 31, 2024		Year ended March 31, 2023
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	5,154,236	5.00	4,419,773	4.99	5,408,018	5.00	6,232,975	4.82
Granted	3,519,794	5.00	1,817,079	5.00	5,139,370	5.00	2,152,454	5.00
Exercised	471,536	5.00	725,834	5.00	1,815,025	5.00	2,105,904	4.50
Forfeited and expired	126,436	5.00	103,000	5.00	656,305	5.00	871,507	4.93
Outstanding at the end	8,076,058	5.00	5,408,018	5.00	8,076,058	5.00	5,408,018	5.00
Exercisable at the end	831,050	4.98	787,976	4.97	831,050	4.98	787,976	4.97
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	82,050	551	347,258	581	134,030	529	700,844	557
Granted	–	–	–	–	–	–	–	–
Exercised	–	–	213,228	610	51,980	499	566,814	596
Forfeited and expired	–	–	–	–	–	–	–	–
Outstanding at the end	82,050	551	134,030	529	82,050	551	134,030	529
Exercisable at the end	82,050	551	134,030	529	82,050	551	134,030	529
2019 Plan: RSU
Outstanding at the beginning	5,845,282	5.00	4,310,473	5.00	7,222,038	5.00	4,958,938	5.00
Granted	3,609,371	5.00	3,362,990	5.00	4,187,902	5.00	3,914,657	5.00
Exercised	281,010	5.00	362,590	5.00	1,695,705	5.00	1,128,626	5.00
Forfeited and expired	1,149,788	5.00	88,835	5.00	1,690,380	5.00	522,931	5.00
Outstanding at the end	8,023,855	5.00	7,222,038	5.00	8,023,855	5.00	7,222,038	5.00
Exercisable at the end	814,798	5.00	1,352,150	5.00	814,798	5.00	1,352,150	5.00

The weighted average share price of option exercised is set out as follows:

 (in )

	2019 Plan				2015 Plan
Particulars	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Weighted average share price of options exercised	1,600	1,429	1,352	1,485	1,630	1,466	1,414	1,515

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2024 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	8,023,855	1.42	5.00	8,076,058	1.77	5.00
450 - 640 (ESOP)	–	–	–	82,050	1.10	551

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2023 was as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	7,222,038	1.33	5.00	5,408,018	1.49	5.00
450 - 630 (ESOP)	–	–	–	134,030	1.77	529

As at March 31, 2024 and March 31, 2023, 2,91,795 and 2,24,924 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 13 crore and 4 crore as at March 31, 2024 and March 31, 2023 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS-RSU	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU
Weighted average share price () / ($ ADS)	1,588	19.19	1,525	18.08
Exercise price ()/ ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-31	25-33	23-32	27-34
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	5-7	2-5
Weighted average fair value as on grant date () / ($ ADS)	1,317	16.27	1,210	13.69

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 Income Taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Current taxes
Domestic taxes	1,021	1,539	6,346	6,681
Foreign taxes	152	721	2,044	2,606
	1,173	2,260	8,390	9,287
Deferred taxes
Domestic taxes	950	179	1,498	446
Foreign taxes	142	(107)	(148)	(519)
	1,092	72	1,350	(73)
Income tax expense	2,265	2,332	9,740	9,214

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2024	2023
Profit before income taxes	35,988	33,322
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	12,576	11,644
Tax effect due to non-taxable income for Indian tax purposes	(3,009)	(2,916)
Overseas taxes	1,128	1,060
Tax provision (reversals)	(937)	(106)
Effect of exempt non-operating income	(49)	(52)
Effect of unrecognized deferred tax assets	203	109
Effect of differential tax rates	(568)	(329)
Effect of non-deductible expenses	165	153
Others	231	(349)
Income tax expense	9,740	9,214

The applicable Indian corporate statutory tax rate for the year ended March 31, 2024 and March 31, 2023 is 34.94% each

Income tax expense for the three months ended March 31, 2024 and March 31, 2023 includes reversal (net of provisions) of 871 crore and 71 crore, respectively. Income tax expense for the year ended March 31, 2024 and March 31, 2023 includes reversal (net of provisions) of 937 crore and 106 crore, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ending March 31, 2024, the Company received orders under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of 1,933 crore was recognised and provision for income tax aggregating 525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,628 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Special Economic Zone Re-investment reserve under Note 2.18 Equity).

Deferred income tax for the three months and year ended March 31, 2024 and March 31, 2023 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2024, Infosys' U.S. branch net assets amounted to approximately 7,844 crore. As at March 31, 2024, the Company has a deferred tax liability for branch profit tax of 269 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 10,776 crore and 10,948 crore as at March 31, 2024 and March 31, 2023, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of 4,668 crore and 4,423 crore as at March 31, 2024 and March 31, 2023, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses as at March 31, 2024:

(In crore)

Year	As at
March 31, 2024
2025	13
2026	202
2027	128
2028	467
2029	684
Thereafter	3,174
Total	4,668

The following table provides details of expiration of unused tax losses as at March 31, 2023:

(In crore)

Year	As at
March 31, 2023
2024	122
2025	138
2026	146
2027	88
2028	494
Thereafter	3,435
Total	4,423

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2024 and March 31, 2023:

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Income tax assets	9,442	6,459
Current income tax liabilities	3,585	3,384
Net current income tax asset / (liabilities) at the end	5,857	3,075

The gross movement in the current income tax asset/ (liabilities) for the three months and year ended March 31, 2024 and March 31, 2023 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Net current income tax asset/ (liabilities) at the beginning	3,005	3,151	3,075	3,545
Translation differences	1	(1)	–	1
Income tax paid	2,085	2,179	9,231	8,794
Interest receivable on income tax refund	1,934	–	1,934	–
Current income tax expense	(1,173)	(2,260)	(8,390)	(9,287)
Income tax benefit arising on exercise of stock options	3	3	3	51
Additions through business combination	–	–	–	(12)
Tax impact on buyback expenses	–	4	–	9
Income tax on other comprehensive income	2	(1)	4	(24)
Impact on account of IAS 37 adoption	–	–	–	(2)
Net current income tax asset/ (liabilities) at the end	5,857	3,075	5,857	3,075

The movement in gross deferred income tax assets / (liabilities) (before set off) for the three months ended March 31, 2024 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2024	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2024
Deferred income tax assets/(liabilities)
Property, plant and equipment	231	12	–	–	1	244
Lease liabilities	215	(17)	–	–	–	198
Accrued compensation to employees	57	5	–	–	–	62
Trade receivables	242	(19)	–	–	–	223
Compensated absences	655	(28)	–	–	–	627
Post sales client support	250	(194)	–	–	–	56
Credits related to branch profits	537	273	–	–	1	811
Derivative financial instruments	24	(26)	–	(9)	–	(11)
Intangible assets	64	–	–	–	–	64
Intangibles arising on business combinations	(301)	15	–	–	4	(282)
Branch profit tax	(638)	(440)	–	–	(2)	(1,080)
SEZ reinvestment reserve	(1,798)	(198)	–	–	–	(1,996)
Interest receivable on income tax refund	–	(487)	–	–	–	(487)
Others	222	12	–	(3)	–	231
Total deferred income tax assets/(liabilities)	(240)	(1,092)	–	(12)	4	(1,340)

The movement in gross deferred income tax assets / (liabilities) (before set off) for the three months ended March 31, 2023 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2023	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2023
Deferred income tax assets/(liabilities)
Property, plant and equipment	170	–	–	–	(1)	169
Lease liabilities	235	(12)	–	–	–	223
Accrued compensation to employees	56	12	–	–	–	68
Trade receivables	241	20	–	–	–	261
Compensated absences	576	–	–	–	–	576
Post sales client support	227	21	–	–	–	248
Credits related to branch profits	556	165	–	–	(3)	718
Derivative financial instruments	41	(35)	–	(6)	–	–
Intangible assets	61	1	–	–	–	62
Intangibles arising on business combinations	(359)	17	–	–	(2)	(344)
Branch profit tax	(687)	(184)	–	–	5	(866)
SEZ reinvestment reserve	(1,261)	(90)	–	–	–	(1,351)
Others	242	13	–	(7)	13	261
Total deferred income tax assets/(liabilities)	98	(72)	–	(13)	12	25

The movement in gross deferred income tax assets / (liabilities) (before set off) for the year ended March 31, 2024 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2023	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2024
Deferred income tax assets/(liabilities)
Property, plant and equipment	169	75	–	–	–	244
Lease liabilities	223	(25)	–	–	–	198
Accrued compensation to employees	68	(6)	–	–	–	62
Trade receivables	261	(40)	–	–	2	223
Compensated absences	576	50	–	–	1	627
Post sales client support	248	(192)	–	–	–	56
Credits related to branch profits	718	84	–	–	9	811
Derivative financial instruments	–	(7)	–	(4)	–	(11)
Intangible assets	62	1	–	–	1	64
Intangibles arising on business combinations	(344)	63	–	–	(1)	(282)
Branch profit tax	(866)	(202)	–	–	(12)	(1,080)
SEZ reinvestment reserve	(1,351)	(645)	–	–	–	(1,996)
Interest receivable on income tax refund	–	(487)	–	–	–	(487)
Others	261	(19)	–	(4)	(7)	231
Total deferred income tax assets/(liabilities)	25	(1,350)	–	(8)	(7)	(1,340)

The movement in gross deferred income tax assets / (liabilities) (before set off) for the year ended March 31, 2023 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2022	Changes through profit and loss	Addition through business combination	Impact on account of IAS 37 adoption	Changes through OCI	Translation difference	Carrying value as at March 31, 2023
Deferred income tax assets/(liabilities)
Property, plant and equipment	156	17	–	–	–	(4)	169
Lease liabilities	180	43	–	–	–	–	223
Accrued compensation to employees	51	15	–	–	–	2	68
Trade receivables	213	48	–	–	–	–	261
Compensated absences	529	47	–	–	–	–	576
Post sales client support	131	114	–	2	–	1	248
Credits related to branch profits	676	(13)	–	–	–	55	718
Derivative financial instruments	(25)	22	–	–	2	1	–
Intangible assets	49	8	–	–	–	5	62
Intangibles arising on business combinations	(308)	70	(80)	–	–	(26)	(344)
Branch profit tax	(834)	35	–	–	–	(67)	(866)
SEZ reinvestment reserve	(852)	(499)	–	–	–	–	(1,351)
Others	90	166	(1)	–	–	6	261
Total deferred income tax assets/(liabilities)	56	73	(81)	2	2	(27)	25

The deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Deferred income tax assets after set off	454	1,245
Deferred income tax liabilities after set off	(1,794)	(1,220)

In assessing the realizability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As at March 31, 2024, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 2,794 crore.

As at March 31, 2023, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 4,062 crore.

The amount paid to statutory authorities against the tax claims amounted to 8,743 crore and 6,528 crore as at March 31, 2024 and March 31, 2023, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to associated enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13 Reconciliation of basic and diluted shares used in computing earnings per equity share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,139,432,133	4,144,013,195	4,138,568,090	4,180,897,857
Effect of dilutive common equivalent shares - share options outstanding	5,620,237	5,542,231	6,112,335	6,833,213
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,145,052,370	4,149,555,426	4,144,680,425	4,187,731,070

(1)excludes treasury shares

For the three months ended March 31, 2024 and March 31, 2023, there were 4,36,473 and 16,695 options to purchase equity shares which had an anti-dilutive effect.

For the years ended March 31, 2024 and March 31, 2023, there were 1,19,711 and 9,960 options to purchase equity shares which had an anti-dilutive effect.

2.14 Related party transactions

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2024	March 31, 2023
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100%	100%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100%	100%
Infosys Austria GmbH(1)	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(1)(22)	India	100%	100%
Infosys Chile SpA(1)	Chile	100%	100%
Infosys Arabia Limited(2)(22)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100%	100%
Infosys Americas Inc. (Infosys Americas)(1)(30)	U.S.	–	100%
Infosys Consulting S.R.L.(1)(19)	Argentina	100%	100%
Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100%	100%
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(1)	Turkey	100%	100%
Infosys Germany Holding Gmbh(1)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100%	100%
Infosys Green Forum(1)	India	100%	100%
Infosys Business Solutions LLC(1)	Qatar	100%	100%
WongDoody Inc. (1)	U.S.	100%	100%
Danske IT and Support Services India Private Limited (“Danske IT”) (1)(32)	India	100%	–
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100%	100%
Infosys Public Services Canada Inc. (12)(23)	Canada	100%	100%
Infosys BPM Limited(1)	India	100%	100%
Infosys BPM UK Limited(3)	U.K.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	100%
Infosys Poland Sp z.o.o(3)	Poland	100%	100%
Infosys McCamish Systems LLC(3)	U.S.	100%	100%
Portland Group Pty Ltd(3)	Australia	100%	100%
Infosys BPO Americas LLC.(3)	U.S.	100%	100%
Infosys BPM Canada Inc (3)(31)(36)	Canada	–	–
Panaya Inc. (Panaya)(1)	U.S.	100%	100%
Panaya Ltd.(4)	Israel	100%	100%
Panaya Germany GmbH (4)(27)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(22)	U.K.	100%	100%
Brilliant Basics Limited (5)(22)	U.K.	100%	100%
Infosys Consulting Holding AG (1)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting (Belgium) NV(6)	Belgium	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
GuideVision s.r.o.(7)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(8)	Germany	100%	100%
GuideVision Suomi Oy(8)	Finland	100%	100%
GuideVision Magyarország Kft(8)	Hungary	100%	100%
GuideVision Polska Sp. z.o.o(8)	Poland	100%	100%
GuideVision UK Ltd(8)(22)	U.K.	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100%	100%
Outbox systems Inc. dba Simplus (US)(9)	U.S.	100%	100%
Simplus ANZ Pty Ltd.(10)	Australia	100%	100%
Simplus Australia Pty Ltd(11)	Australia	100%	100%
Simplus Philippines, Inc.(10)	Philippines	100%	100%
Kaleidoscope Animations, Inc.(9)	U.S.	100%	100%
Kaleidoscope Prototyping LLC(18)(34)	U.S.	–	100%
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(9)	U.S.	100%	100%
Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)(1)	Singapore	100%	100%
Infosys Financial Services GmbH. (formerly Panaya GmbH) (13)(29)	Germany	100%	100%
Infosys South Africa (Pty) Ltd(13)	South Africa	100%	100%
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(13)	Malaysia	100%	100%
Infosys Middle East FZ LLC (13)	Dubai	100%	100%
Infosys Norway (13)(28)	Norway	100%	100%
Infosys Compaz Pte. Ltd (14)	Singapore	60%	60%
HIPUS Co., Ltd(14)	Japan	81%	81%
Fluido Oy (13)	Finland	100%	100%
Fluido Sweden AB (15)	Sweden	100%	100%
Fluido Norway A/S(15)	Norway	100%	100%
Fluido Denmark A/S(15)	Denmark	100%	100%
Fluido Slovakia s.r.o(15)	Slovakia	100%	100%
Infosys Fluido UK, Ltd.(15)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(16)	Ireland	100%	100%
Stater N.V.(14)	The Netherlands	75%	75%
Stater Nederland B.V.(17)	The Netherlands	75%	75%
Stater XXL B.V.(17)	The Netherlands	75%	75%
HypoCasso B.V.(17)	The Netherlands	75%	75%
Stater Participations B.V.(35)	The Netherlands	-	75%
Stater Belgium N.V./S.A.(17)(35)	Belgium	75%	75%
Stater Gmbh(17)	Germany	75%	75%
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(13)	Germany	100%	100%
Wongdoody Gmbh (formerly known as oddity GmbH) (20)	Germany	100%	100%
WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co., Ltd.) (21)	China	100%	100%
WongDoody limited (Taipei) (formerly known as oddity Limited (Taipei)) (21)	Taiwan	100%	100%
oddity space GmbH (20)(33)	Germany	–	100%
oddity jungle GmbH (20)(33)	Germany	–	100%
oddity code GmbH (20)(33)	Germany	–	100%
WongDoody d.o.o (formerly known as oddity code d.o.o) (21)(33)	Serbia	100%	100%
oddity waves GmbH (20)(33)	Germany	–	100%
oddity group services GmbH (20)(33)	Germany	–	100%
BASE life science A/S (13)(24)	Denmark	100%	100%
BASE life science AG (25)	Switzerland	100%	100%
BASE life science GmbH (25)	Germany	100%	100%
BASE life science S.A.S (25)	France	100%	100%
BASE life science Ltd. (25)	U.K.	100%	100%
BASE life science S.r.l. (25)	Italy	100%	100%
Innovisor Inc.(25)	U.S.	100%	100%
BASE life science Inc.(25)	U.S.	100%	100%
BASE life science S.L.(25)(26)	Spain	100%	100%

(1)	Wholly-owned subsidiary of Infosys Limited

(2)	Majority owned and controlled subsidiary of Infosys Limited

(3)	Wholly-owned subsidiary of Infosys BPM Limited

(4)	Wholly-owned subsidiary of Panaya Inc.

(5)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(6)	Wholly-owned subsidiary of Infosys Consulting Holding AG

(7)	Wholly-owned subsidiary of Infy Consulting Company Limited

(8)	Wholly-owned subsidiary of GuideVision s.r.o.

(9)	Wholly-owned subsidiary of Infosys Nova Holdings LLC

(10)	Wholly-owned subsidiary of Outbox systems Inc. dba Simplus.

(11)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd

(12)	Wholly-owned subsidiary of Infosys Public Services, Inc.

(13)	Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)

(14)	Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)

(15)	Wholly-owned subsidiary of Fluido Oy

(16)	Wholly-owned subsidiary of Infosys Fluido UK, Ltd.

(17)	Wholly-owned subsidiary of Stater N.V

(18)	Wholly-owned subsidiary of Kaleidoscope Animations, Inc.

(19)	Infosys Consulting S.R.L. (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022

(20)	On April 20, 2022, Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)) (a wholly owned subsidiary of Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.)) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH and Wongdoody Gmbh (formerly known as oddity GmbH)

(21)	Wholly-owned subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH)

(22)	Under liquidation.

(23)	Incorporated on July 8, 2022

(24)	On September 1, 2022, Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.) (a Wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.

(25)	Wholly-owned subsidiary of BASE life science A/S

(26)	Incorporated on September 6, 2022

(27)	Incorporated effective December 15, 2022

(28)	Incorporated effective September 22, 2022.

(29)	Infosys Financial Services GmbH. (formerly Panaya GmbH) became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.) with effect from February 23, 2023.

(30)	Liquidated effective July 14, 2023

(31)	Incorporated on August 11, 2023

(32)	On September 1, 2023 Infosys Ltd. acquired 100% of voting interests in Danske IT and Support Services India Private Limited (“Danske IT”). Danske IT renamed as Idunn Information Technology Private Limited from April 1, 2024.

(33)	On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH).

(34)	Kaleidoscope Prototyping LLC, a Wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023

(35)	On November 24, 2023 Stater Participations B.V (Wholly-owned subsidiary of Stater N.V) merged with Stater N.V and Stater Belgium N.V./S.A which was formerly a wholly owned subsidiary of Stater Participations B.V. became a wholly owned subsidiary of Stater N.V.

(36)	On March 15, 2024 Infosys BPM Canada Inc., a Wholly-owned subsidiary of Infosys BPM Limited got dissolved.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation (1)	India	Trust jointly controlled by KMPs

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

(1)	During the quarter and year ended March 31, 2024, the Group contributed 89 crore and 369 crore towards CSR. During the quarter and year ended March 31, 2023, the Group contributed 71 crore and 354 crore towards CSR.

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

Non-whole-time Directors

Nandan M. Nilekani

D. Sundaram (appointed as lead independent director effective March 23, 2023)

Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)

Micheal Gibbs

Uri Levine (retired as independent director effective April 19, 2023)

Bobby Parikh

Chitra Nayak

Govind Iyer (appointed as an independent director effective January 12, 2023)

Helene Auriol Potier (appointed as independent director effective May 26, 2023)

Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Executive Officers

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

Shaji Mathew (appointed as Group Head - Human Resources effective March 22, 2023)

Krishnamurthy Shankar (retired as Group Head - Human Resources effective March 21, 2023)

Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the company)

Ravi Kumar S (resigned as President effective October 11, 2022)

Company Secretary

A.G.S. Manikantha

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)	30	25	113	111
Commission and other benefits to non-executive/ independent directors	5	4	17	16
Total	35	29	130	127

(1)	For the three months ended March 31, 2024 and March 31, 2023, includes a charge of 17 crore and 8 crore respectively, towards employee stock compensation expense. For the year ended March 31, 2024 and March 31, 2023, includes a charge of 68 crore and 49 crore respectively, towards employee stock compensation expense(Refer to note 2.11).

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.15 Segment reporting

IFRS 8 Operating Segments establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

2.15.1 Business segments

Three months ended March 31, 2024 and March 31, 2023

(In crore)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	10,010	5,429	4,666	5,068	5,589	3,316	2,762	1,083	37,923
	10,818	5,537	4,411	4,825	5,078	2,989	2,681	1,102	37,441
Identifiable operating expenses	6,042	2,591	3,033	2,717	3,656	1,995	1,639	652	22,325
	6,161	2,869	2,613	2,614	3,248	1,734	1,514	701	21,454
Allocated expenses	2,027	974	823	920	852	518	491	209	6,814
	2,057	1,034	840	909	928	505	462	254	6,989
Segment Profit	1,941	1,864	810	1,431	1,081	803	632	222	8,784
	2,600	1,634	958	1,302	902	750	705	147	8,998
Unallocable expenses									1,163
									1,121
Operating profit									7,621
									7,877
Other income, net (Refer to note 2.21)									2,729
									671
Finance cost									110
									82
Profit before income taxes									10,240
									8,466
Income tax expense									2,265
									2,332
Net profit									7,975
									6,134
Depreciation and amortization									1,163
									1,121
Non-cash expenses other than depreciation and amortization								–

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Year ended March 31, 2024 and March 31, 2023

(In crore)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	42,158	22,504	17,991	20,035	22,298	12,411	11,515	4,758	153,670
	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	146,767
Identifiable operating expenses	24,782	11,704	11,071	10,838	14,596	7,232	6,716	2,938	89,877
	24,990	10,892	11,101	9,923	12,493	6,959	5,834	2,801	84,993
Allocated expenses	8,052	3,918	3,232	3,674	3,505	2,026	1,901	1,060	27,368
	7,930	3,916	3,226	3,461	3,429	1,949	1,685	1,048	26,644
Segment Profit	9,324	6,882	3,688	5,523	4,197	3,153	2,898	760	36,425
	10,843	6,396	3,759	5,155	3,113	2,959	2,566	339	35,130
Unallocable expenses									4,678
									4,225
Operating profit									31,747
									30,905
Other income, net (Refer to note 2.21)									4,711
									2,701
Finance cost									470
									284
Profit before income taxes									35,988
									33,322
Income tax expense									9,740
									9,214
Net profit									26,248
									24,108
Depreciation and amortization									4,678
									4,225
Non-cash expenses other than depreciation and amortization									–

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.15.2 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and year ended March 31, 2024 and March 31, 2023, respectively.

2.16 Revenue from Operations

Accounting Policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-time frame basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Comprehensive Income.

Revenues for the three months and year ended March 31, 2024 and March 31, 2023 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Revenue from software services	36,064	35,199	145,285	137,575
Revenue from products and platforms	1,859	2,242	8,385	9,192
Total revenue from operations	37,923	37,441	153,670	146,767

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Helix, Infosys Applied AI, Infosys Cortex, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer note 2.15). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the three months and year ended March 31, 2024 and March 31, 2023

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Revenues by Geography*
North America	22,606	22,842	92,411	90,724
Europe	10,861	10,088	42,267	37,675
India	833	981	3,881	3,861
Rest of the world	3,623	3,530	15,111	14,507
Total	37,923	37,441	153,670	146,767

* Geographical revenues is based on the domicile of customer.

The percentage of revenue from fixed-price contracts for the three months ended March 31, 2024 and March 31, 2023 is 54% and 52%, respectively. The percentage of revenue from fixed-price contracts for the year ended March 31, 2024 and March 31, 2023 is 53% and 52%, respectively.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated statement of balance sheet.

During the year ended March 31, 2024 and March 31, 2023, the Company recognized revenue of 5,432 crore and 5,387 crore arising from opening unearned revenue as of April 1, 2023 and April 1, 2022 respectively.

During the year ended March 31, 2024 and March 31, 2023, 7,023 crore and 5,950 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2023 and April 1, 2022, respectively has been reclassified to trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time & material basis and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2024, other than those meeting the exclusion criteria mentioned above, is 90,658 crore. Out of this, the Group expects to recognize revenue of around 53.0% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2023 is 80,867 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.17 Unbilled Revenue

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Unbilled financial asset (1)	9,600	9,502
Unbilled non financial asset (2)	4,948	7,236
Total	14,548	16,738

(1)	Right to consideration is unconditional and is due only after a passage of time.

(2) Right to consideration is dependent on completion of contractual milestones.

2.18 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from Share premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value of equity shares has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Other Reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the consolidated Statement of Comprehensive Income upon the occurrence of the related forecasted transaction.

Other components of equity

Other components of equity include currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments, net of taxes.

2.18.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.18.2 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

2.18.3 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.18.4 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 10,916,829 shares and 12,172,119 shares were held by controlled trust, as at March 31, 2024 and March 31, 2023, respectively.

2.18.5 Capital allocation policy

Effective from financial year 2025, the Company expects to continue the policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes

Buyback completed in February 2023

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of 1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of 30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2024, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(In )

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Final dividend for fiscal 2022	–	–	–	16.00
Interim dividend for fiscal 2023	–	–	–	16.50
Final dividend for fiscal 2023	–	–	17.50	–
Interim dividend for fiscal 2024	–	–	18.00	–

During the year ended March 31, 2024, on account of the final dividend for fiscal 2023 and interim dividend for fiscal 2024, the Company has incurred a net cash outflow of 14,692 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on April 18, 2024 recommended a final dividend of 20/- per equity share for the financial year ended March 31, 2024 and a special dividend of 8/- per equity share. The payment is subject to the approval of shareholders in the AGM of the Company to be held on June 26, 2024 and if approved, would result in a net cash outflow of approximately 11,592 crore (excluding dividend paid on treasury shares).

2.19 Expense by nature

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Employee benefit costs	20,393	20,311	82,620	78,359
Depreciation and amortization charges	1,163	1,121	4,678	4,225
Travelling costs	471	426	1,759	1,525
Consultancy and professional charges	489	387	1,726	1,684
Cost of Software packages for own use	555	496	2,145	1,937
Third party items bought for service delivery to clients	3,132	2,390	11,370	8,965
Communication costs	147	171	677	713
Cost of technical sub-contractors	2,967	3,116	12,232	14,062
Power and fuel	48	46	199	176
Repairs and maintenance	316	372	1,278	1,366
Rates and taxes	84	78	326	299
Insurance charges	53	43	210	174
Commission to non-whole time directors	5	4	16	15
Branding and marketing expenses	285	265	1,007	905
Provision for post-sales client support	(129)	(80)	75	120
Impairment loss recognized / (reversed) on financial assets	(98)	86	121	283
Contribution towards Corporate Social Responsibility	182	151	533	471
Others	239	181	951	583
Total cost of sales, selling and marketing expenses and administrative expenses	30,302	29,564	121,923	115,862

The table below provides details of break-up of expenses:

Cost of sales

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Employee benefit costs	18,392	18,436	74,480	71,084
Depreciation and amortization	1,163	1,121	4,678	4,225
Travelling costs	328	293	1,243	1,069
Cost of technical sub-contractors	2,966	3,115	12,227	14,059
Cost of software packages for own use	528	473	2,032	1,830
Third party items bought for service delivery to clients	3,132	2,390	11,370	8,965
Consultancy and professional charges	107	32	293	128
Communication costs	70	83	332	355
Repairs and maintenance	113	111	445	422
Provision for post-sales client support	(129)	(80)	75	120
Others	78	37	238	96
Total	26,748	26,011	107,413	102,353

Selling and marketing expenses

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Employee benefit costs	1,309	1,248	5,434	4,819
Travelling costs	86	79	314	279
Branding and marketing	284	262	1,001	896
Communication costs	3	3	12	12
Consultancy and professional charges	31	42	137	131
Others	22	25	75	112
Total	1,735	1,659	6,973	6,249

Administrative expenses

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Employee benefit costs	692	627	2,706	2,456
Consultancy and professional charges	351	313	1,296	1,424
Repairs and maintenance	254	258	1,001	935
Power and fuel	48	46	199	175
Communication costs	74	85	333	346
Travelling costs	57	54	202	177
Impairment loss recognized/(reversed) under expected credit loss model	(98)	86	121	283
Rates and taxes	84	77	325	297
Insurance charges	54	42	209	171
Commission to non-whole time directors	5	4	16	15
Contribution towards Corporate Social Responsibility	182	151	533	471
Others	116	151	596	510
Total	1,819	1,894	7,537	7,260

2.20 Employee Benefits

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Comprehensive Income.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity and pensions

The following table sets out the details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as at March 31, 2024 and March 31, 2023:

(In crore)

Particulars	Gratuity		Pension
	As at		As at
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Change in benefit obligations
Benefit obligations at the beginning	1,778	1,722	917	926
Transfer	29	–	–	19
Service cost	307	276	54	41
Interest expense	121	103	20	5
Remeasurements - Actuarial (gains) / losses	34	(72)	24	(143)
Past service cost - plan amendments	–	(1)	(33)	–
Employee contribution	–	–	34	27
Benefits paid	(154)	(268)	(10)	(46)
Translation difference	1	18	14	88
Benefit obligations at the end	2,116	1,778	1,020	917
Change in plan assets
Fair value of plan assets at the beginning	1,755	1,711	870	846
Transfer	–	–	–	19
Interest income	127	105	20	4
Remeasurements- Return on plan assets excluding amounts included in interest income	18	24	16	(95)
Employer contribution	328	175	51	37
Employee contribution	–	–	34	27
Benefits paid	(149)	(260)	(10)	(46)
Translation difference	–	–	10	78
Fair value of plan assets at the end	2,079	1,755	991	870
Funded status	(37)	(23)	(29)	(47)
Defined benefit plan asset (Refer note 2.4)	16	23	15	13
Defined benefit plan liability (Refer note 2.5)	(53)	(46)	(44)	(60)

Amount for the three months and year ended March 31, 2024 and March 31, 2023 recognized in the Consolidated Statement of Comprehensive income under employee benefit expense:

(In crore)

Particulars	Gratuity				Pension
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Service cost	78	69	307	276	13	10	54	41
Net interest on the net defined benefit liability/(asset)	(4)	(1)	(6)	(2)	–	–	–	1
Plan amendments	–	–	–	(1)	(8)	–	(33)	–
Net cost	74	68	301	273	5	10	21	42

Amount for the three months and year ended March 31, 2024 and March 31, 2023 recognized in the Consolidated Statement of other comprehensive income:

(In crore)

Particulars	Gratuity				Pension
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	14	(1)	34	(72)	6	(34)	24	(143)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	2	(2)	(18)	(24)	(4)	23	(16)	95
	16	(3)	16	(96)	2	(11)	8	(48)

Break up of actuarial (gains)/losses for the three months and year ended March 31, 2024 and March 31, 2023 is as follows:

(In crore)

Particulars	Gratuity				Pension
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023	2024	2023	2024	2023
(Gain)/loss from change in demographic assumptions	–	–	–	–	–	–	–	–
(Gain)/loss from change in financial assumptions	2	(1)	10	(62)	6	(35)	24	(148)
(Gain)/loss from experience adjustment	12	–	24	(10)	–	1	–	5
	14	(1)	34	(72)	6	(34)	24	(143)

The gratuity and pension cost recognized in statement of comprehensive income apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost is as follows: -

(In crore)

Particulars	Gratuity				Pension
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Cost of sales	67	62	271	247	5	9	19	38
Selling and marketing expenses	5	4	20	17	0	1	1	3
Administrative expenses	2	2	10	9	–	–	1	1
	74	68	301	273	5	10	21	42

The weighted-average assumptions used to determine benefit obligations as at March 31, 2024 and March 31, 2023 are set out below:

Particulars	Gratuity		Pension
	As at		As at
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Discount rate(1)	7.0%	7.1%	1.5%-3.4%	1.8%- 3.8%
Weighted average rate of increase in compensation levels(2)	6%	6%	1%-3%	1%- 3%
Weighted average duration of defined benefit obligation(3)	5.8 years	5.9 years	12 years	12 years

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2024 and March 31, 2023 are set out below:

Particulars	Gratuity				Pension
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Discount rate	7.1%	6.5%	7.1%	6.5%	1.8%-3.8%	0.4%- 1.7%	1.8%-3.8%	0.4%- 1.7%
Weighted average rate of increase in compensation levels	6%	6%	6%	6%	1%-3%	1%- 3%	1%-3%	1%- 3%

(1)	For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends, inflation in respective markets and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Group assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as of March 31, 2024 and March 31, 2023, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investments are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurements) of the gratuity plan for the three months ended March 31, 2024 and March 31, 2023 were 35 crore and 28 crore, respectively and for the pension plan were 9 crore and (23) crore, respectively.

Actual return on assets (including remeasurements) of the gratuity plan for the year ended March 31, 2024 and March 31, 2023 were 145 crore and 129 crore, respectively and for the pension plan were 36 crore and (91) crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as at March 31, 2024 and March 31, 2023:

Particulars	Pension
	As at
	March 31, 2024	March 31, 2023
Equity	34%	34%
Bonds	32%	32%
Real Estate/Property	26%	26%
Cash and Cash Equivalents	1%	1%
Other	7%	7%

These defined benefit plans expose the Group to actuarial risk which are set out below:

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don’t achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members’ account balances.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(in crore)

Impact from	As at March 31, 2024
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	112	43
Weighted average rate of increase in compensation levels	103	7

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute 335 crore to gratuity and 45 crore to pension during the fiscal 2025.

Maturity profile of defined benefit obligation:

(In crore)

	Gratuity	Pension
Within 1 year	316	62
1-2 year	311	67
2-3 year	338	65
3-4 year	417	70
4-5 year	444	65
5-10 years	2,122	332

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Group's financial statements as at March 31, 2024 and March 31, 2023:

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
Change in benefit obligations
Benefit obligations at the beginning	10,527	9,304
Service cost	880	814
Employee contribution	1,652	1,689
Interest expense	764	625
Actuarial (gains) / loss	96	(82)
Benefits paid	(2,040)	(1,823)
Benefit obligations at the end	11,879	10,527
Change in plan assets
Fair value of plan assets at the beginning	10,184	9,058
Interest income	740	609
Remeasurements- Return on plan assets excluding amounts included in interest income	234	(186)
Employer contribution	1,042	837
Employee contribution	1,652	1,689
Benefits paid	(2,040)	(1,823)
Fair value of plan assets at the end	11,812	10,184
Net liability (Refer note 2.5)	(67)	(343)

Amount for the three months and year ended March 31, 2024 and March 31, 2023 recognized in the consolidated statement of comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Service cost	234	217	880	814
Net interest on the net defined benefit liability / asset	6	4	24	16
Net provident fund cost	240	221	904	830

Amount for the three months and year ended March 31, 2024 and March 31, 2023 recognized in the consolidated statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	48	29	96	(82)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(89)	(12)	(234)	186
	(41)	17	(138)	104

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at
	March 31, 2024	March 31, 2023
Government of India (GOI) bond yield (1)	7.00%	7.10%
Expected rate of return on plan assets	8.20%	8.15%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.15%

(1) In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post-employment benefit obligation.

The breakup of the plan assets into various categories as at March 31, 2024 and March 31, 2023 are as follows:

Particulars	As at
	March 31, 2024	March 31, 2023
Central and State government bonds	60%	60%
Public sector undertakings and Private sector bonds	30%	33%
Others	10%	7%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of PF liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2024 the defined benefit obligation would be affected by approximately 66 crore and 110 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed 315 crore and 310 crore to the provident fund during the three months ended March 31, 2024 and March 31, 2023, respectively. The Group contributed 1,257 crore and 1,193 crore to the provident fund during the year ended March 31, 2024 and March 31, 2023, respectively. The same has been recognized in the net profit in the consolidated Statement of comprehensive income under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Cost of sales	285	281	1,133	1,082
Selling and marketing expenses	21	19	83	73
Administrative expenses	10	10	41	38
	316	310	1,257	1,193

2.20.3 Superannuation

The group contributed 123 crore and 123 crore to the superannuation plan during the three months ended March 31, 2024 and March 31, 2023, respectively. The group contributed 513 crore and 487 crore to the superannuation plan during the year ended March 31, 2024 and March 31, 2023, respectively and the same has been recognized in the Consolidated Statement of comprehensive income under the head employee benefit expense.

Superannuation contribution have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Cost of sales	111	112	462	442
Selling and marketing expenses	8	7	34	30
Administrative expenses	4	4	17	15
	123	123	513	487

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Salaries and bonus(1)	19,897	19,796	80,532	76,365
Defined contribution plans	161	159	670	627
Defined benefit plans	335	356	1,418	1,367
	20,393	20,311	82,620	78,359

(1) Includes an employee stock compensation expense of 225 crore and 652 crore for the three months and year ended March 31, 2024 respectively and, includes employee stock compensation expense of 133 crore and 519 crore for the three months and year ended March 31, 2023 respectively (Refer to Note 2.11).

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Cost of sales	18,392	18,436	74,480	71,084
Selling and marketing expenses	1,309	1,248	5,434	4,819
Administrative expenses	692	627	2,706	2,456
	20,393	20,311	82,620	78,359

2.21 Other income, net

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava, Infosys Green Forum, Danske IT and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

Other income for the three months and year ended March 31, 2024 and March 31, 2023 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Interest income on financial assets carried at amortized cost	253	197	1,060	861
Interest income on financial assets carried at fair value through other comprehensive income	318	231	1,007	955
Gain/(loss) on investments carried at fair value through profit or loss	88	61	285	148
Gain/(loss) on investments carried at fair value through other comprehensive income	–	–	–	1
Interest income on income tax refund	1,916	2	1,965	3
Exchange gains / (losses) on forward and options contracts	190	142	100	(647)
Exchange gains / (losses) on translation of other assets and liabilities	(123)	(91)	87	1,062
Others	87	129	207	318
Total	2,729	671	4,711	2,701

for and on behalf of the Board of Directors of Infosys Limited

D.Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru April 18, 2024